UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Digihost Technology Inc.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class Securities)

25381D206
(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:*

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25381D206

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bakay Capital Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person	5	Sole Voting Power 1,483,180
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,483,180
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,483,180
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 5.9%*
12	Type of Reporting Person (See Instructions) PN

*Percentage ownership is based on 24,956,165 shares of the issuer’s Subordinate Voting Shares (“SV Shares”) outstanding as of December 17, 2021 as reported in the Annual Information Form for the financial year ended December 31, 2021 (the “Annual Information Form”) of the issuer attached as an exhibit to the issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) as of December 20, 2021 (the “Form 6-K”).

CUSIP No. 25381D206

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bakay Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person	5	Sole Voting Power 1,483,180
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,483,180
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,483,180
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 5.9%*
12	Type of Reporting Person (See Instructions) IA, OO

*Percentage ownership is based on 24,956,165 shares of the issuer’s SV Shares outstanding as of December 17, 2021 as reported in the Annual Information Form of the issuer attached as an exhibit to the Form 6-K.

CUSIP No. 25381D206

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Berke Bakay
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
number of shares beneficially owned by each reporting person	5	Sole Voting Power 1,483,180
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,483,180
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,483,180
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 5.9%*
12	Type of Reporting Person (See Instructions) IN, HC

*Percentage ownership is based on 24,956,165 shares of the issuer’s SV Shares outstanding as of December 17, 2021 as reported in the Annual Information Form of the issuer attached as an exhibit to the Form 6-K.

Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer

Digihost Technology Inc.

(b)	Address of Issuer’s Principal Executive Offices

18 King Street East, Suite 902, Toronto, Ontario, Canada M5C 1C4

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of Bakay Capital Fund, L.P., Bakay Capital Management, LLC and Berke Bakay (each, a “Reporting Person”).

(b)	Address of Principal Business office or, if None, Residence

For each Reporting Person:
888 Prospect Street, Suite 200
La Jolla, CA 92037

(c)	Citizenship

Bakay Capital Fund, L.P. is a Delaware limited partnership
Bakay Capital Management, LLC is a Delaware limited liability company
Berke Bakay is a United States citizen.

(d)	Title of Class of Securities

Subordinate Voting Shares

(e)	CUSIP Number:

25381D206

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

Page 6 of 9 Pages

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership

For each Reporting Person:

(a)   Amount beneficially owned: 1,483,180

(b)   Percent of class: 5.9% *

(c)   Number of shares as to which the person has:

(i)         Sole power to vote or to direct the vote: 1,483,180

(ii)        Shared power to vote or to direct the vote: 0

(iii)       Sole power to dispose or to direct the disposition of: 1,483,180

(iv)       Shared power to dispose or to direct the disposition of: 0

* The ownership percentage of the Reporting Person is calculated based on a total of 24,956,165 shares of the issuer’s Subordinate Voting Shares outstanding as of December 17, 2021 as reported in the Annual Information Form for the financial year ended December 31, 2021 of the issuer attached as an exhibit to the issuer’s Form 6-K filed with the Securities and Exchange Commission as of December 20, 2021.

Bakay Capital Fund, L.P. (the “Fund”) owns the reported securities directly. Bakay Capital Management, LLC as the investment adviser and general partner of the Fund, and Berke Bakay as the managing member of Bakay Capital Management, LLC may also be deemed to beneficially own the securities owned by the Fund, as each has the power to direct the disposition and voting of such securities. Pursuant to Rule 13d-4, Mr. Bakay and Bakay Capital Management, LLC each disclaim beneficial ownership of the securities owned by the Fund, except to the extent of their respective pecuniary interests.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Page 7 of 9 Pages

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Bakay Capital Fund, L.P.

By: Bakay Capital Management, LLC
Its: General Partner

	By:	/s/Berke Bakay
Berke Bakay, Managing Member

Bakay Capital Management, LLC

By:	/s/Berke Bakay
Berke Bakay, Managing Member

/s/Berke Bakay
Berke Bakay

Page 9 of 9 Pages

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: February 14, 2022

Bakay Capital Fund, L.P.

By: Bakay Capital Management, LLC
Its: General Partner

	By:	/s/Berke Bakay
Berke Bakay, Managing Member

Bakay Capital Management, LLC

By:	/s/Berke Bakay
Berke Bakay, Managing Member

/s/Berke Bakay
Berke Bakay